SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Pubicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

Notice to the Market - TIM is included in the new ISE portfolio

Rio de Janeiro, November 25, 2008 – TIM Participações S.A. (BOVESPA: TCSL3, and TCSL4; and NYSE: TSU), hereby announces that, as of December 1s t, 2008, its shares will be included in the new portfolio of the BM&FBOVESPA’s Corporate Sustainability Index (ISE), comprising only those companies with an exceptionally strong commitment to sustainability and social responsibility.

The new portfolio, which will remain valid until November 30, 2009, was selected from 51 participants who replied to a questionnaire compiled by the Sustainability Study Center of the Fundação Getúlio Vargas Business School (FGV-EAESP) and sent to those companies with the Bovespa’s 150 most liquid shares. The ISE contains 30 companies with a combined market cap of R$ 372 billion, equivalent to 30.7% of the total market cap of the 394 firms whose shares are traded on the Bovespa.

Inclusion in the ISE has underlined TIM’s commitment to constantly improving relations with all its stakeholders – clients, employees, suppliers, shareholders and the community – and strengthening the performance of its environmental indicators. In 2008, TIM Participações signed up to the UN’s Global Pact and is making every effort to instill its principles, both internally and externally, as envisaged in its Code of Ethics.

The ISE, created in December 2005, was based on the international concept of the Triple Bottom Line (TBL), which makes an integrated assessment of companies’ social, environmental and financial elements. To the TBL principles, another three indicators were added: corporate governance, general characteristics and nature of the product. Since then, the index has become a benchmark for socially responsible investment and has encouraged the adoption of best practices by Brazil’s business community.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 26, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.